November 30, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Senior Attorney

Re:	DayStar Technologies, Inc.

Registration Statement on Form S-3

Filed October 14, 2010

File No. 333-169945

Ladies and Gentlemen:

In response to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated November 10, 2010 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”) we submit the following on behalf of DayStar Technologies, Inc. (the “Company”). The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

1.	SEC Comment: We note your disclosure on page 4 regarding the termination of your Newark, California lease and your inability to cure alleged defaults under the lease. Please provide us with an analysis supporting your determination that you are eligible to use Form S-3. Refer to General Instruction I.A.5 of Form S-3.

Company Response:

General Instruction I.A.5. provides that a registrant can use Form S-3 if neither the registrant nor any of its consolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, defaulted on any rental on one or more long-term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole. DayStar’s default under the Newark lease first occurred in 2009, and on November 9, 2009, the Company reported that the landlord of the Newark, California facility had filed an unlawful detainer action against the Company. The parties entered into a settlement agreement that provided that the Company had until June 1, 2010 to cure all of the alleged defaults under the lease. These defaults were not cured and the lease was terminated. The Company has not violated General Instruction I.A.5 and remains eligible to use Form S-3

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

since the default occurred in fiscal 2009 and the Company filed audited financial statements for the fiscal year ending December 31, 2009 in its Annual Report on Form 10-K filed on March 16, 2010. Further we note SEC Staff Compliance and Disclosure Interpretations: Interpretative Responses Regarding Particular Situations at Section 115.16 which provides that a Company can use Form S-3 after a default “provided that the company has filed a Form 10-K covering the period in which the material event of default or failure to pay preferred dividends occurred.”

Selling Stockholders, page 11

2.	SEC Comment: Given the nature and size of the transaction being registered, please provide a legal analysis supporting your determination that this transaction is appropriately characterized as a transaction that is eligible to be made in reliance on Rule 415(a)(1)(i).

Company Response:

Rule 415(a)(1)(i) provides that securities can be registered for an offering to be made on a continuous or delayed basis in the future if the registration statement pertains only to securities not being sold by or on behalf of the registrant. Traditionally, a number of factors have been considered relevant in determining whether a sale of shares is being made on behalf of a registrant. These are:

•	How long the securities have been outstanding;

•	The circumstances under which the selling stockholders received the shares;

•	The relationship between the selling stockholder and the registrant;

•	The amount of shares involved;

•	Whether the selling stockholders are in the business of underwriting securities; and

•

Whether, under all the circumstances, it appears the selling stockholder is acting as a conduit for the issuer. In this regard, we understand that there is particular concern regarding securities that have “at the market” conversion features.

We believe that the facts and circumstances surrounding the issuance of the securities that can be converted into the common stock being registered under the Registration Statement show that the shares are being registered on behalf of the selling stockholders, not as a form of indirect primary offering on behalf of the registrant.

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

Set forth below is a summary of all of the transactions that resulted in the issuance of convertible securities that might result in the issuance of the common stock being registered. Please note that all share numbers and the price per share information in the discussion below have been adjusted to account for the Company’s 9:1 reverse stock split in May 2010.

(i) In September 2009, DayStar entered into an a letter of intent with EPOD Solar, Inc. to combine the two companies. Mr. Peter Lacey, who at the time was unrelated to DayStar, agreed to loan the Company $2,000,000. This note was due 180 days after September 19, 2009. In connection with his loan, Mr. Lacey also received warrants to purchase shares of common stock. At the time of this issuance, the number of shares issuable upon full conversion of the note at the conversion price of $5.40 per share and full exercise of the warrant was equal to approximately 19.4% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the note and exercise of the warrants. The note contained anti-dilution protection providing that the principal and accrued but unpaid interest could be converted into shares of common stock based on the lowest price at which the Company actually sold common stock while the note was outstanding. The Company reported this transaction on Current Report on Form 8-K filed on September 24, 2009. On October 19, 2009, the Company was notified by EPOD Solar, Inc. that it was terminating the letter of intent to combine the two companies. On October 19, 2010, the Board of Directors requested that Mr. Lacey join the Board and he was subsequently appointed chairman of the Board. The Board took this action of its own accord. At no time prior to his appointment had Mr. Lacey directly or indirectly requested an appointment to the Board.

(ii) On December 2, 2009, Mr. Lacey loaned the Company $150,000. This note was not convertible, carried an interest rate of 20% per annum, and was due 180 days after issuance. On December 17, 2009, Mr. Lacey again loaned the Company $150,000. Again, this note was not convertible, carried an interest rate of 20% per annum, and was due 180 days after issuance. On December 31, 2009, Mr. Lacey loaned the Company $125,000. Again, this note was not convertible, carried an interest rate of 20% per annum, and was due 180 days after issuance. All of these loans were made so that the Company could meet its payroll obligations.

(iii) On January 6, 2010, Mr. Michael Moretti loaned the Company $250,000. This note was convertible into common stock of the Company. Mr. Moretti also received a warrant to purchase shares of the Company’s common stock. Mr. Moretti is not an affiliate of the Company, he is a third party lender. At the time of this issuance, the number of shares issuable upon full conversion of the note at the conversion price of $4.50 per share and full exercise of the warrant was equal to approximately 3.0% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the notes and exercise of the warrants. The note contained a provision providing that it would convert into shares of

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

common stock at the lowest price at which the Company sold common stock while the note was outstanding. The Company reported this transaction on Current Report on Form 8-K filed on January 12, 2010.

(iv) On January 28, 2010, Mr. Lacey loaned the Company $250,000. This note was not convertible, carried an interest rate of 20% per annum, and was due 180 days after issuance.

(v) On February 11, 2010, Mr. John Gorman, acting through a 401(k) account, loaned the Company $500,000. This note was convertible into common stock of the Company. Mr. Gorman also received a warrant to purchase shares of the Company’s common stock. Mr. Gorman is not an affiliate of the Company, he is a third party lender. At the time of this issuance, the number of shares issuable upon full conversion of the note at the conversion price of $4.50 per share and full exercise of the warrant was equal to approximately 6.0% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the notes and exercise of the warrants. The note contained a provision providing that it would convert into shares of common stock at the lowest price at which the Company sold common stock while the note was outstanding. The Company reported this transaction on Current Report on Form 8-K filed on February 18, 2010.

(vi) On March 15, 2010, Mr. Lacey loaned the Company $150,000. This note was not convertible, and was due 180 days after issuance.

(vii) On April 6, 2010, Mr. William Steckel loaned the Company $30,000. This note was convertible into common stock at a rate of $2.70 per share, and Mr. Steckel received a warrant to purchase shares of the Company’s common stock. Mr. Steckel is a former officer of the Company and serves on the Board of Directors. At the time of this issuance, the number of shares issuable upon full conversion of the note and full exercise of the warrant was equal to less than 1.0% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the note and exercise of the warrants.

(viii) On April 12, 2010, Mr. Michael Moretti loaned the Company $150,000. The notes representing this amount are convertible into common stock of the Company. Mr. Moretti also received a warrant to purchase additional shares of the Company’s common stock. At the time of this issuance, the number of shares issuable upon full conversion of these additional notes at the conversion price of $4.50 per share, and full exercise of all of the additional warrants issued to Mr. Moretti hereunder was equal to 1.1% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the notes and exercise of the warrants. The note contained a provision providing that it would convert into shares of common stock at the lowest price at which the Company sold common stock while the note was outstanding. The Company reported this transaction on Current Report on Form 8-K filed on April 16, 2010.

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

(ix) On April 23, 2010, at the Company’s annual meeting the Company’s stockholders approved the restructuring of the non-convertible notes issued to Mr. Lacey discussed in paragraphs (ii) and (iv) above. Mr. Lacey surrendered non-convertible notes in aggregate principal amount of $675,000 that had an interest rate of 20% per annum that were due in June and August of 2010 and received a convertible note with an initial principal amount of $675,000. This new note has an interest rate of 10% per annum and the maturity was extended until September 30, 2010. Mr. Lacey also received a warrant to purchase additional shares of common stock. At the time of this issuance, the number of shares issuable upon full conversion of this new note at the conversion price of $4.50 per share, and full exercise of all of the additional warrants issued to Mr. Lacey was equal to 8.1% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the notes and exercise of the warrants. The note contained a provision providing that it would convert into shares of common stock at the lowest price at which the Company sold common stock while the note was outstanding.

(x) On April 29, 2010, the Company and Dynamic Worldwide Solar Energy, LLC entered into a series of agreements. The complete details of this series of agreements are set forth in the Company’s Current Report on Form 8-K dated May 5, 2010. The principal agreement was that the Company and Dynamic would attempt to develop solar parks. In order to fund the Company’s operations while Dynamic and the Company negotiated their agreement, Dynamic loaned the Company $650,000. This note was due on the date which was 180 days after issuance. Dynamic also received a warrant to purchase common stock There were additional agreements pursuant to which the Company might borrow additional money and Dynamic might receive additional warrants. None of those events occurred and such agreements have since expired. At the time of this issuance, the number of shares issuable upon full conversion of the Dynamic note at the conversion price of $2.70 per share, and full exercise of the Dynamic warrant was equal to approximately 13.0% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the notes and exercise of the warrants. The note contained a provision providing that it would convert into shares of common stock at the lowest price at which the Company sold common stock while the note was outstanding.

(xi) On May 14, 2010, the Company issued 162,162 shares of common stock to Gordon Prill, Inc. in settlement of outstanding claims. The shares were priced at $1.85 per share. Gordon Prill is not affiliated with the Company.

(xii) On July 22, 2010, the Company entered into amendments of its current bridge notes and also entered into new convertible notes with Peter Lacey, Michael Moretti

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

and John Gorman. The Company also entered into a convertible note with Robert Weiss, the Company’s Chief Technology Officer. Under the amendments of the existing notes, the maturity date of the notes was extended to January 22, 2011. The exercise price of all outstanding warrants was reduced to $1.25 per share. Under the new notes, the investors loaned the Company an aggregate of $800,000. The notes representing this amount are convertible into common stock of the Company. The investors also received warrants to purchase common stock of the Company. The principal amount of the notes and the number of shares subject to the warrants are set forth below:

Investor	Principal Amount	Warrants
Peter Lacey	$200,000	222,222
Michael Moretti	$350,000	388,888
John Gorman	$200,000	222,222
Robert Weiss	$50,000	55,556

At the time of this issuance, the number of shares issuable upon full conversion of these additional notes, and full exercise of all of the additional warrants issued to the investors was equal to approximately 47.9% of the Company’s outstanding common stock held by non-affiliated parties. The Company agreed to register the shares issuable upon conversion of the notes and exercise of the warrants. The notes contain a provision providing that they will convert into shares of common stock at the lowest price at which the Company sold common stock while the notes were outstanding. The Company reported this transaction on Current Report on Form 8-K filed on July 28, 2010.

Significantly, the new notes were issued with a conversion price of $0.90 per share, well below the then-existing conversion price of $1.85 per share established by the issuance to Gordon Prill set forth in paragraph (xi) above. As with the other issuances below the then-existing conversion price of the outstanding notes, the number of shares issuable upon conversion of the notes was increased to account for the lower conversion price used in these notes.

(xiii) On September 23, 2010, the Company entered into an agreement with Dynamic Worldwide Solar Energy, LLC to amend the term of the note discussed in paragraph (x) above to be co-terminus with all of the other outstanding notes. In addition, the Company amended the strike price of the warrant issued to Dynamic to $1.25 per share. The full amendment of the Dynamic note and warrant is set forth in the Company’s Current Report on Form 8-K date September 28, 2010.

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

(xiv) Finally, on October 12, 2010, the Company issued warrants to purchase an aggregate of 3,485,185 shares to Messrs. Lacey, Gorman and Moretti. These warrants were issued with strike prices between $1.25 and $1.70 per share. Warrants to purchase a majority of these shares were issued with an above market strike price of $1.70. At the time of issuance, the aggregate warrants issued were exercisable for approximately 70% of the Company’s outstanding common stock held by non-affiliated parties.

Set forth below is an analysis of the facts to the criteria traditionally used to determine whether an offering is being made on behalf of a registrant:

How long the securities have been outstanding? The securities being registered are issuable as a result of approximately 13 different transactions undertaken by the registrant since September, 2009. In each of these transactions, the Company agreed to register for resale to the public the shares issuable upon conversion or exercise of the securities issued in each such transaction. During the latter half of 2009 and through September 2010, the Company was not an S-3 eligible registrant. Because the Company was not S-3 eligible, the holders of the securities issued by the Company did not require the Company to currently register the underlying shares even though the Company had agreed to register the underlying shares. Since the Company recently regained S-3 eligibility, it is now registering the resale of all of the shares underlying each of these transactions. Significantly, the last sale of convertible securities occurred in July, 2010. There have been subsequent amendments to the terms of the convertible securities to extend the maturity date, but no funds have been transferred from the owners of these securities to the Company. Given the amount of time that has passed since the purchase of the securities and any potential sale of the underlying common stock, it is clear that the investors purchased the securities with investment intent and not with a view to distribution.

In addition, the non-affiliate third parties who can receive shares upon conversion of the notes or cashless exercise of the warrants should be eligible to sell the common stock received in reliance upon Rule 144 provided they have satisfied the relevant holding period requirements. A person satisfying the applicable conditions of Rule 144 safe harbor is deemed not to be engaged in a distribution of securities. If a person is not engaged in a distribution, they cannot be selling securities by or on behalf of the registrant.

The circumstances under which the selling stockholders received the shares. The sales of convertible securities were each separate private placements and should not be aggregated for purposes of determining the use of Rule 415. Though they generally involved convertible debt and warrants, the transactions were negotiated separately, entered into a different times, had different prices and had a variety of counter-parties. The two largest sales were done with unaffiliated third parties in connection with possible unrelated acquisitions, neither of which was ultimately consummated. The only time these numerous counter-parties could be deemed to have been acting together

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

is when they all agreed to extend the maturity of the outstanding notes. However, this is the nature of any extension of the maturity of a note, since no one investor will agree to extend his or her maturity if all other investors do not so agree. As noted above, it is the Company’s inability to use Form S-3 that has caused the Company not to register these resales over the prior year, it is not because the offers and sales were part of an integrated series of transactions.

The relationship between the selling stockholder and the registrant. We acknowledge that Mr. Weiss is an officer of the Company and that Mr. Steckel is a former officer and current director of the Company. However, taken, together, these two individuals loaned the Company an aggregate of $80,000 and that combined they are only entitled to receive 155,557 shares of common stock, or less than 3% of the Company’s non-affiliated float, based upon full conversion of their notes and full exercise of their warrants. Four of the selling stockholders, Messrs. Gorman and Mr. Moretti, Dynamic Worldwide Solar Energy LLC and Gordon Prill, Inc., are unaffiliated third parties Mr. Lacey was an unaffiliated third party when he became involved with the Company, but was subsequently asked by the Company to lead the board of directors. In total, Mr. Lacey loaned the Company $2,000,000 while he was an unaffiliated third party, and has loaned the Company an additional $1,075,000 since becoming Chairman of the Board of Directors. Less than thirty five percent of Mr. Lacey’s total investment in the Company has occurred while he has been affiliated with the Company.

The amount of shares involved. The aggregate number of shares involved is clearly significant. However, we note the extensive time period over which the transactions occurred, as well as the unrelated nature of the transactions. The individual transactions involved much smaller numbers of shares.

Whether the selling stockholders are in the business of underwriting securities. None of the selling stockholders is in the business of underwriting securities. Mr. Gorman is the former chairman of the Board of Tejas Securities Group, Inc., a registered broker-dealer. However, the convertible securities purchased hereunder were purchased by the Tejas Securities Group, Inc. 401(k) Plan and Trust, FBO John J. Gorman, they were not purchased by or on behalf of the registered broker-dealer.

Whether, under all the circumstances, it appears the selling stockholder is acting as a conduit for the issuer. In this regard, we understand that there is particular concern regarding securities that have “at the market” conversion features. The convertible debt issued in these transactions does have an anti-dilution conversion price adjustment, the adjustment only occurs if the Company actually sells common stock at a price below the conversion price. Therefore, it is unlike the classic “toxic” convertible debt or “death spiral” convertible debt that has a conversion price reset that occurs if the market price falls below the conversion price. A market price reset provides an incentive for the investor to acquire and sell securities to drive down the market price of the common stock. Here, only the Company can cause the price adjustment to occur by

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

selling securities at a price lower than the then existing conversion price. Also, none of the purchasers of the convertible securities has converted any portion of the notes or exercised any portion of the warrants despite their lengthy holding periods.

Rule 415(a)(1)(i) provides, in part, that securities may be registered for an offering to be made on a continuous or delayed basis in the future provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or person other than the registrant. None of the securities offered hereby are being offered or sold by or on behalf of the registrant. The lapse of time from the initial issuance of the securities until present, from approximately five to 14 months, demonstrates the investors intent to hold the securities for investment purposes, o bear any risk of loss, and to effect resale of such securities for their own account and not on behalf of the registrant.

Based on the foregoing, we believe that the shares being registered are done so solely for the account of the investors and not on behalf of the registrant and therefore in compliance with the intent and purpose of Rule 415(a)(1)(i).

3.	SEC Comment: We note your disclosure in footnote 10 that selling stockholder Dynamic Worldwide Solar Energy, LLC has the right to acquire the shares it is offering for resale upon conversion of an outstanding note and upon exercise of outstanding warrants. Given your statement that Dynamic is not deemed to own those shares as of the date of the prospectus pursuant to Rule 13d-3(d)(1), please advise us of your basis for concluding that it is appropriate to register the resale of those shares at this time. Please also expand your disclosure on page 14 to describe any material relationship with Dynamic that you currently have or have had within the past three years.

Company Response:

The determination of beneficial ownership of the underlying common stock under the rules of Section 13 does not alter the appropriateness of registering the common stock at this time. Dynamic Worldwide Solar Energy, LLC is the owner of the convertible notes and warrants and is at market risk at the time of filing of the resale registration statement. Therefore it is appropriate to register the resale of the common stock underlying such convertible notes and warrants. In addition, we note that, due to the passing of time, Dynamic now has beneficial ownership of the common stock issuable upon conversion of the note and exercise of the warrants, and the registration statement has been revised accordingly.

This position is supported by the Staff’s Compliance and Disclosure Interpretations: Interpretative Responses Regarding Particular Situations at Section 116.19. This interpretive position provides that a registrant may register the resale of the underlying shares of common stock even if the convertible security itself has not yet been issued, as

Securities and Exchange Commission

Attention: Mary Beth Breslin

November 30, 2010

long as the company has completed a Section 4(2) exempt sale of the securities to the investor, and the investor is at market risk at the time of filing the registration statement. The interpretive response provides that when a company attempts to register for resale shares of common stock underlying unissued convertible securities, this analysis applies to the convertible security, not the underlying common stock. Unlike the situation in the interpretive position, Dynamic has already purchased the convertible note and the warrant. They are therefore at market risk and the registration of the underlying common stock is appropriate.

Additionally, we note that it is common practice for PIPE transactions to be structured so that the warrants are not exercisable for a period of six months after the closing of the PIPE. Rule 13d-3(d)(1) provides that a person is only deemed the beneficial owner of a security if the person has the right to acquire the security within 60 days. In the case of these traditional warrant structures, the investor does not have beneficial ownership of the underlying common stock, yet the SEC routinely permits registrants to register for resale the common stock underlying such warrants prior to the date when the selling stockholder is deemed to beneficially own the underlying common stock.

The Company has revised the disclosure on page 14 of the Registration Statement to make clear that the note and warrant transaction is the only material relationship between the Company and Dynamic that the Company has or has had within the past three years.

* * * * *

The Company acknowledges your references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact our outside counsel, Stephen T. Adams of Greenberg Traurig, LLP at (617) 310-6056.

Sincerely,

/s/ Magnus Ryde

Magnus Ryde

Chief Executive Officer

cc:	Aslynn Hogue

Russell Mancuso, Branch Chief